Exhibit 99.3
Rio Tinto plc
2 Eastbourne Terrace
London
W2 6LG
T + 44 (0) 20 77812000
F + 44(0) 20 77811800
Press release

Rio Tinto announces underlying earnings of $6.3 billion
11 February 2010
•	Earnings reflect the scale and strength of operating performance, notably in the second half

•	Underlying EBITDA[1] of $14.3 billion and underlying earnings[1] of $6.3 billion

•	Controllable operating cost savings of $2.6 billion in 2009, exceeding target one year in advance

•	Cash flow from operations of $13.8 billion

•	Continued investment in 2009 with net capital expenditure of $5.4 billion

•	Recapitalisation of the balance sheet; net debt reduced from $38.7 billion to $18.9 billion at 31 December 2009; gearing improved to 29 per cent

•	Return to profitability for the Aluminium product group in the second half following a $0.8 billion half on half improvement in its underlying earnings

•	$7.2 billion of divestments announced during 2009 of which $5.7 billion has since completed. Since February 2008, Rio Tinto has announced asset sales of $10.3 billion.

•	Strong volume gains, primarily from record iron ore sales and a significant increase in copper and gold production, boosted earnings by $652 million year on year.

•	Final dividend of 45 US cents per share or $882 million.

•	Further progress towards the formation of the Western Australia iron ore production joint venture with BHP Billiton

Full year to 31 December
(All dollars are US$ millions unless otherwise stated)	2009	2008	Change

Underlying EBITDA[1]	14,312	22,317	-36%
Underlying earnings[1]	6,298	10,303	-39%
Net earnings[1]	4,872	3,676	+33%
Cash flow from operations (incl. dividends from equity accounted units)	13,834	20,668	-33%
Underlying earnings per share — US cents[2]	357.1	656.2	-46%
Earnings per share from continuing operations — US cents[2]	301.7	286.8	+5%
Ordinary dividends per share — US cents[2]	45.0	111.2	-60%

[1]	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 29. EBITDA is defined on page 36. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

[2]	2009 underlying earnings per share and earnings per share from continuing operations have been calculated using a number of shares which reflects the discounted price of the July rights issues (‘the bonus factor’). 2008 comparatives and 2008 ordinary dividends per share have been restated accordingly.

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Chairman’s comments
Rio Tinto’s chairman Jan du Plessis said: “Achieving underlying earnings of $6.3 billion is a commendable result for the Group, especially during a year of rapidly changing macro economic conditions. During 2009 we took decisive actions to recapitalise the balance sheet and to reduce operating costs. Significant progress in our divestment programme and strong operating cash flows, together with the proceeds from the rights issues, have enabled us to cut net debt by more than half — a $20 billion reduction in 2009. Our renewed financial strength gives us the opportunity to focus on growth through disciplined investment in capital growth projects.
“We have made good progress towards the creation of the Western Australian iron ore production joint venture with BHP Billiton. We expect it to deliver over $10 billion of synergies through reduced costs and increased production. Following the signing of binding agreements in December, we are now moving forward with the joint regulatory filings.
“The Boards have announced a final dividend of 45 cents per share. This reflects the Group’s strong operating performance, excellent progress with divestments and our positive outlook.
“We have witnessed a substantial recovery in the pricing of most of our key commodities over the past twelve months, driven largely by government measures in response to the global financial crisis. The bottoming out of the global economy and cutbacks in production have also influenced commodity prices. Looking forward, we believe that the factors that drove price recovery in 2009 will continue through 2010. We expect that China will grow at over nine per cent and the emergence of the OECD from recession will provide further support. However, we are mindful that the wind down of stimulus packages across the globe and speculative asset bubbles could produce volatility. Rio Tinto, with its suite of low cost, tier one assets, recapitalised balance sheet and options for growth is well positioned to benefit from a sustained recovery in the world economy.”
Chief executive’s comments
Tom Albanese, Rio Tinto’s chief executive said, “The Group delivered exceptional operational performance, either meeting or exceeding our production targets, and our rigorous cost reduction programme delivered $2.6 billion in savings, beating our target one year in advance. Whilst trading conditions were tough in the first half, the second half was much improved, with the benefits of our decisive actions on costs, increased production and better markets all making a contribution.
“Our iron ore business in the Pilbara consistently operated above its nameplate capacity of 220 million tonnes per annum during the second half of the year and set new sales and production records for the year as a whole.
“We embarked on a wholesale transformation of our aluminium business, which put it back into profit in the second half of the year. Production cutbacks were maintained throughout the year with the Group’s annual aluminium run rate nine per cent lower by the end of the year.
“Following the recapitalisation of the balance sheet, we are bringing forward some of our premier growth options through a disciplined programme of investment. For 2010 we expect our capital expenditure to be at least $5 billion with potential for this to rise to $6 billion.
“Progress on asset divestments has continued apace with $7.2 billion announced in 2009 of which $5.7 billion has since completed, including $1.948 billion from the sale of the majority of the Alcan Packaging businesses which completed on 1 February 2010. The bulk of the programme we began two years ago is now complete, with total receipts of $8.8 billion received to date of the $10.3 billion of agreed sales.
“Despite the volatility of the past year, we still believe that we are experiencing a secular uplift in demand for commodities. Our long term outlook remains strong as China, followed by India, continues to urbanise and industrialise over the next two decades.
“We look forward to completing the iron ore production joint venture which came one step closer following the signing of binding agreements at the end of last year.

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“We have emerged from the past year a leaner and more flexible business. We will maintain our rigorous focus on operational excellence in 2010, and start the year with enhanced options for value-adding growth.”
Net earnings and underlying earnings
In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

	2009	2008
Year ended 31 December	US$m	US$m
Underlying earnings	6,298	10,303

Items excluded from underlying earnings
Profits on disposal of interests in businesses	499	1,470
Net impairment charges[2]	(1,552)	(8,406)
Exchange differences and derivatives	28	843
Chinalco break fee[1]	(182)	—
Restructuring/severance costs from global headcount reduction	(231)	(57)
Other	12	(477)

Net earnings	4,872	3,676

[1]	The Chinalco break fee was $195 million pre-tax.

[2]	Net impairment charges include impairment charges of $1,103million (2008 $7,579million) and loss after tax of discontinued operations of $449million (2008 $827 million).
Commentary on the Group financial results
2009 underlying earnings of $6,298 million and net earnings of $4,872 million were $4,005 million below and $1,196 million above the comparable measures for 2008. The principal factors explaining the movements are set out in the table below.

		Underlying	Net
		earnings	earnings
		US$m	US$m
2008		10,303	3,676
Prices	(6,879)
Exchange rates	484
Volumes	652
General inflation	(172)
Energy	318
Other cash costs	742
Exploration and evaluation costs (including disposals of undeveloped properties)	890
Interest/tax/other	(40)

		(4,005)	(4,005)
Profits on disposal of interests in businesses			(971)
Net impairment charges			6,854
Exchange differences and derivatives			(815)
Chinalco break fee			(182)
Restructuring/severance costs from global headcount reduction			(174)
Other			489

2009		6,298	4,872

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Prices
The effect of price movements on all major commodities in 2009 was to decrease earnings by $6,879 million compared with 2008. Prices declined for nearly all of Rio Tinto’s major commodities: average copper and aluminium prices were 28 per cent and 35 per cent lower, respectively, while average molybdenum prices were 65 per cent lower than 2008. Gold prices in 2009 were 11 per cent higher than 2008. Diamond prices were severely impacted by the global economic downturn.
During 2009, Rio Tinto settled 2009 iron ore supply contracts with customers in Japan, Korea and Taiwan, with prices for fines declining 33 per cent and prices for lump declining 44 per cent on the prior year. Approximately half of the iron ore that Rio Tinto produced in the first six months of 2009 was sold on a spot market basis. In the second half of the year deliveries to Chinese customers were priced primarily on a provisional basis in line with settlements with other Asian customers.
Thermal coal contracts for the 2009 fiscal year (twelve months commencing 1 April 2009) were settled in the US$70-72 per tonne range, a decrease of approximately 44 per cent on the record levels of the previous year. Coking coal contracts for the 2009 fiscal year were settled in the US$115-130 per tonne range, a decline of approximately 60 per cent on the record levels of the 2008 fiscal year.
Exchange rates
There was significant movement in the US dollar in 2009 relative to the currencies in which Rio Tinto incurs the majority of its costs. Compared with 2008, on average, the US dollar strengthened by eight per cent against the Australian dollar and by six per cent against the Canadian dollar. The effect of all currency movements was to increase underlying earnings relative to 2008 by $484 million.
Volumes
Higher sales volumes from the expansion of iron ore capacity in the Pilbara region of Western Australia and higher copper and gold grades at Kennecott Utah Copper and Grasberg were partly offset by production cutbacks at Rio Tinto Alcan, Alcan Engineered Products, Diamonds, Iron & Titanium and Minerals in response to the economic downturn. The overall impact of volume movements was an increase in underlying earnings of $652 million relative to 2008.
Energy, other cash costs and exploration
A reduction in cash costs during 2009 increased underlying earnings by $742 million compared with 2008. Controllable operating cost savings of $2.6 billion were achieved in 2009, exceeding the target set in December 2008 and delivered one year in advance. Lower unit costs in the Copper group, notably at Kennecott Utah Copper, were driven by higher production and a bottom-up cost reduction programme. The Iron Ore group benefited from lower unit cash costs in line with higher sales volumes and a reduction in contractor and maintenance costs. Decreased costs at Rio Tinto Alcan were driven by the major cost cutting initiatives undertaken in response to the global financial crisis including reduction of all noncritical, discretionary spend along with programmes to reduce operating costs across the production sites.
Lower energy costs across the Group boosted underlying earnings by a further $318 million, reflecting the impact of a lower oil price.
Evaluation work at many of the Group’s advanced projects was scaled back in 2009 and the central exploration budget was reduced by 60 per cent, which, together with the divestment of some exploration and evaluation properties, resulted in a favourable impact to underlying earnings of $890 million compared with 2008. In line with Rio Tinto’s exploration policy, the $797 million gain on disposal of the undeveloped potash properties in Argentina and Canada has been recognised within underlying earnings. This is reflected in the exploration variance in the table above net of the $483 million gain on disposal of the undeveloped Kintyre uranium project in 2008.

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Interest/tax/other
The effective tax rate on underlying earnings, excluding equity accounted units, was 24.8 per cent compared with 31.6 per cent in 2008. The decrease largely related to the one-off non-taxable profit on disposal of the potash assets which was recognised in 2009. The group interest charge was $452 million lower than in 2008, mainly reflecting a decline in interest rates, and lower debt in 2009 following completion of the rights issues.
Items excluded from underlying earnings
In 2009, the Group completed the divestments of its interests in the Ningxia aluminium smelter, the Corumbá iron ore operation, the Jacobs Ranch coal mine, Alcan Composites and the sale of 52 per cent of the Group’s interest in Cloud Peak Energy Resources LLC. Net gains on these transactions totalling $0.5 billion have been excluded from underlying earnings as divestments of interests in businesses are considered to be outside the underlying activities of the Group.
The sale of the majority of the Alcan Packaging businesses to Amcor completed on 1 February 2010. Other divestments announced in 2009, completion of which remains subject to regulatory approvals, included the sale of the Alcan Packaging Food Americas division which is expected to complete during the first quarter of 2010. These divestments have not been reflected in the 2009 results but will be reflected in the period in which the sales complete.
Of the Group’s total post-tax impairment charge of $1.6 billion, $0.5 billion relates to Alcan Engineered Products, $0.5 billion relates to Alcan Packaging, $0.2 billion relates to the Group’s aluminium businesses and $0.4 billion relates to the Group’s diamond businesses. All impairments have been measured based upon an assessment of fair value. These impairments have been caused by continued weakness in the economic environment.
In 2009, Rio Tinto paid a break fee of $195 million ($182 million post-tax) to Chinalco which has been excluded from underlying earnings.
During 2009, the Group incurred restructuring and severance costs of $231 million associated with its global headcount reduction programme.
Cash flow
Cash flow from operations, including dividends from equity accounted units, was $13,834 million, 33 per cent lower than 2008, primarily as a consequence of lower prices.
Capital expenditure on property, plant and equipment and intangible assets was $5,388 million in 2009, a decrease of $3,186 million over 2008. Capital expenditure included the Brockman 4 and Mesa A iron ore mine developments in Western Australia, the expansion of the Yarwun alumina refinery, the construction of the Clermont thermal coal mine, the expansion of the Kestrel coking coal mine, the development of the underground diamond mines at Diavik and Argyle and the completion of the Madagascar ilmenite mine.
Dividends paid in 2009 of $876 million were $1,057 million lower than dividends paid in 2008 following the suspension of the interim dividend.
Statement of financial position
Net debt decreased from $38.7 billion to $18.9 billion following the proceeds from the divestment programme, strong operating cash flows and net proceeds of $14.8 billion from the rights issues. Net debt to total capital was 29.1 per cent at 31 December 2009 and interest cover was nine times.
Assets and Liabilities Held for Sale at 31 December 2009 comprise the Alcan Packaging Food Americas division (due to be sold for $1.2 billion to Bemis Company, Inc.) and the majority of the remaining Alcan Packaging businesses which were sold to Amcor and completed on 1 February 2010 for $1.948 billion.
Profit for the year
IFRS requires that profit for the year reported in the income statement include earnings attributable to outside shareholders in subsidiaries. In 2009, profit for the year was $5,335 million (2008 $4,609 million) of which $463 million (2008 $933 million) was attributable to

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outside equity shareholders, leaving $4,872 million (2008 $3,676 million) of net earnings attributable to Rio Tinto shareholders. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.
Dividends
Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 9 February 2010. Dividends are summarised in the table below.

Ordinary dividend per share	2009	2008

Rio Tinto Group
Interim (US cents)	—	55.61
Final (US cents)	45.00	55.61

Total dividend (US cents)	45.00	111.22

Rio Tinto plc
Interim (pence)	—	29.64
Final (pence)	28.84	37.85

Total dividends (pence)	28.84	67.49

Rio Tinto Limited
Interim (Australian cents)	—	63.25
Final (Australian cents)	51.56	82.97

Total dividends (Australian cents)	51.56	146.22
2008 ordinary dividends per share have been restated using a number of shares which reflects the discounted price of the July rights issues (‘the bonus factor’).
On announcing the $15.2 billion rights issues on 5 June 2009, the Group stated that the interim dividend for 2009 would not be paid. Following satisfactory trading conditions and good progress with the divestment programme, the Boards have approved a final dividend of 45 US cents per share, a total payout of $882 million.
Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
The respective dividends will be paid on 1 April 2010 to holders of ordinary shares and ADRs. This will apply to Rio Tinto plc and ADR shareholders on the register at the close of business on 26 February 2010 and to Rio Tinto Limited shareholders on the register at the close of business on 2 March 2010. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR shareholders will be 24 February 2010.
As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is 11 March 2010.
The Group expects that the total cash dividend for the 2010 financial year will be at least equal to the total cash dividend payment for 2008 of $1.75 billion, albeit over an increased number of shares. From that point on, the Group is committed to the resumption of a progressive dividend policy over the longer term. The interim dividend for 2010 is expected to be 45 US cents per share.

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Capital and major evaluation projects
Capital expenditure for 2010 is expected to be at least $5 billion with potential for a further $1 billion for new investments. The focus for 2010 will be on the following capital projects:

		Estimated
	Approved	capital
Capital project Rio Tinto	project	spend in
share 100% unless stated	funding	2010
US$ billion	(100%)	(100%)	Status / milestones
Iron ore — expansion of Pilbara iron ore mines and infrastructure capacity beyond 220mtpa	3.6	1.1	Expansion of Hope Downs from 22mtpa to 30mtpa ($350 million on 100% basis — Rio Tinto share is 50%) was completed during the first half of 2009. Work progressed on or ahead of schedule on the Mesa A and Brockman 4 mines. Mesa A came onstream in early February 2010 and Brockman 4 is expected to commence production in the second quarter of 2010.

Alumina — expansion of Yarwun alumina refinery from 1.4 to 3.4mtpa	1.8	0.3	Work has been slowed in response to market demand. The change to the construction schedule will result in a completion date in the fourth quarter of 2012.

Aluminium — construction of a new 225MW turbine at the Shipshaw power station in Saguenay, Quebec, Canada	0.2	0.1	Approved in October 2008, the project remains on track and is expected to be completed in December 2012

Aluminium — modernisation of the Kitimat smelter in British Columbia, Canada	0.5	0.1	The project timing has been slowed.

Aluminium — AP50 project	0.4	0.1	The project has been slowed.

Coking coal — Kestrel (Rio Tinto share 80%) extension and expansion	1.0	0.4	The project continues to target scheduled production of coal in 2012.

Thermal coal — Clermont (Rio Tinto 50.1%) replacement of Blair Athol	1.3	0.2	The project remains on track with first coal expected in the first quarter of 2010, ramping up to full capacity of 12.2mtpa by 2013.

Diamonds — Argyle underground development, extending life to 2019	1.5	0.1	The project has been slowed to critical development activities. The project continues through 2010 and is being reviewed to determine the appropriate ramp-up timing.

Diamonds — Diavik (Rio Tinto 60%) underground development	0.8	—	The project has been largely completed with first production expected in early 2010.

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Sustaining capital expenditure for 2010 is estimated to be $2.1 billion (Rio Tinto funded).
In addition to these capital projects, the Group will continue to fund a number of major evaluation projects in 2010. Studies will continue into the step change expansion of iron ore production capacity in the Pilbara to 330 million tonnes per annum by 2015. Detailed design and engineering work of the Cape Lambert port expansion are scheduled to be completed by the end of 2010. Other major evaluation projects include the Simandou iron ore project and the La Granja and Resolution copper projects.

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Rio Tinto financial information by business unit

	Rio Tinto
Year ended 31 December	interest		Gross sales revenue (a)		EBITDA (b)		Net earnings (c)
US$ millions	%		2009	2008	2009	2008	2009	2008

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		8,874	11,006	5,190	7,038	3,283	4,642
Robe River (e)	53.0		2,186	2,728	1,422	1,983	718	1,062
Iron Ore Company of Canada	58.7		1,006	2,065	344	1,251	112	443
Rio Tinto Brasil	(f	)	30	176	(15)	73	(19)	44
Dampier Salt	68.4		453	377	203	95	88	40

Product group operations			12,549	16,352	7,144	10,440	4,182	6,231
Evaluation projects/other			49	175	(32)	(228)	(56)	(214)

			12,598	16,527	7,112	10,212	4,126	6,017

Aluminium	(g	)
Product group operations			11,992	18,253	582	4,023	(587)	1,342
Evaluation projects/other			46	44	12	(87)	9	(71)

			12,038	18,297	594	3,936	(578)	1,271

Copper
Kennecott Utah Copper	100.0		2,368	2,609	1,449	1,587	818	998
Escondida	30.0		2,039	2,402	1,327	1,464	748	836
Grasberg joint venture	(h	)	991	53	706	38	385	4
Palabora	57.7		635	560	123	167	17	49
Northparkes	80.0		173	124	98	(1)	53	(12)

Product group operations			6,206	5,748	3,703	3,255	2,021	1,875
Evaluation projects/other			—	—	(229)	(395)	(155)	(278)

			6,206	5,748	3,474	2,860	1,866	1,597

Energy
US Coal	(i	)	1,813	1,869	497	397	257	147
Rio Tinto Coal Australia	(j	)	3,870	5,142	1,799	2,900	1,013	1,721
Rössing	68.6		403	548	83	260	24	101
Energy Resources of Australia	68.4		620	418	358	352	138	141

Product group operations			6,706	7,977	2,737	3,909	1,432	2,110
Evaluation projects/other			3	41	(15)	461	(12)	471

			6,709	8,018	2,722	4,370	1,420	2,581

Diamonds & Minerals
Diamonds	(k	)	450	840	(7)	395	(68)	137
Rio Tinto Iron & Titanium	(l	)	1,284	1,919	209	755	(9)	295
Rio Tinto Minerals	(m	)	882	1,061	187	183	78	86

Product group operations			2,616	3,820	389	1,333	1	518
Evaluation projects/other			2	—	820	(41)	799	(44)

			2,618	3,820	1,209	1,292	800	474

Other Operations			4,743	7,378	(30)	127	(188)	(133)
Inter-segment transactions			(876)	(1,723)	(28)	58	(28)	25
Other items					(719)	(378)	(547)	(366)
Central exploration and evaluation					(22)	(160)	5	(133)
Net interest							(578)	(1,030)

Underlying earnings					14,312	22,317	6,298	10,303
Items excluded from underlying earnings					159	1,553	(1,426)	(6,627)

Total			44,036	58,065	14,471	23,870	4,872	3,676

Depreciation and amortisation in subsidiaries					(3,427)	(3,475)
Impairment charges					(1,573)	(8,030)
Depreciation and amortisation in equity accounted units					(440)	(414)
Taxation and finance items in equity accounted units					(739)	(718)

Profit before finance items and taxation					8,292	11,233

References above are to notes on pages 36 and 37.

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Rio Tinto financial information by business unit (continued)

	Rio
	Tinto		Capital		Depreciation &		Operating
Year ended 31 December	interest		Expenditure (n)		Amortisation		Assets (o)
US$ millions	%		2009	2008	2009	2008	2009	2008

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		1,337	1,860	506	466	7,530	5,170
Robe River (e)	53.0		599	683	140	111	2,751	1,622
Iron Ore Company of Canada	58.7		180	256	86	83	808	482
Rio Tinto Brasil	(f	)	11	146	3	14	5	207
Dampier Salt	68.4		21	27	18	21	179	154
Other			—	24	10	10	(10)	(3)

			2,148	2,996	763	705	11,263	7,632

Aluminium	(g	)	1,690	2,417	1,551	1,543	35,992	34,735

Copper
Kennecott Utah Copper	100.0		176	316	296	246	1,533	1,750
Escondida	30.0		213	120	104	98	1,399	849
Grasberg joint venture	(h	)	79	32	47	25	378	426
Palabora	57.7		16	40	67	57	(2)	117
Northparkes	80.0		17	105	25	15	301	187
Other			52	191	2	1	1,419	894

			553	804	541	442	5,028	4,223

Energy
US Coal	(i	)	176	204	99	150	(89)	1,090
Rio Tinto Coal Australia	(j	)	456	449	205	194	2,040	1,134
Rössing	68.6		24	73	27	20	324	229
Energy Resources of Australia	68.4		30	144	64	51	263	212

			686	870	395	415	2,538	2,665

Diamonds & Minerals
Diamonds	(k	)	250	652	104	175	1,293	1,340
Rio Tinto Iron & Titanium	(l	)	247	563	129	118	2,626	2,125
Rio Tinto Minerals	(m	)	22	63	57	68	693	792
Other			—	5	—	—	—	30

			519	1,283	290	361	4,612	4,287

Other Operations			228	458	216	332	1,756	3,375
Net assets held for sale	(p	)	—	—	—	—	3,462	3,204
Other items			54	151	111	91	(1,959)	(811)
Less: equity accounted units			(522)	(491)	(440)	(414)

Total			5,356	8,488	3,427	3,475	62,692	59,310

Less: Net debt							(18,861)	(38,672)

Total Rio Tinto shareholders’ equity							43,831	20,638

References above are to notes on pages 36 and 37.
Cont.../

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Review of operations
Comparison of underlying earnings
2009 underlying earnings of $6,298 million were $4,005 million below 2008 underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
2008 underlying earnings	10,303

Iron ore[1]	(2,049)
Aluminium[1]	(1,929)
Copper[1]	146
Energy[1]	(678)
Diamonds & Minerals[1]	(517)
Product group evaluation projects/other[2]	721
Other operations	(55)
Central exploration and evaluation	138
Interest	452
Other	(234)

2009 underlying earnings	6,298

[1]	The movement by product group is before evaluation projects/other.

[2]	Product group evaluation projects/other include impact of $797 million gain on disposal of undeveloped potash properties in 2009 and $483 million gain on disposal of undeveloped Kintyre uranium property in 2008
Iron ore

	2009	2008	Change

Production (million tonnes — Rio Tinto share)	171.5	153.4	+12%
Gross sales revenue ($ millions)	12,598	16,527	-24%
Underlying EBITDA ($ millions)	7,112	10,212	-30%
Underlying earnings ($ millions)	4,126	6,017	-31%
Capital expenditure ($ millions)	2,148	2,996	-28%
Markets
Sales volumes from the Pilbara region of Western Australia set a new record in 2009 at 204 million tonnes (100 per cent basis), an increase of 19 per cent on 2008. Shipments to all major markets, including the largest single market, China, were maintained at a high level throughout 2009. In the first half of the year approximately half of Rio Tinto’s iron ore production was sold on a spot market basis. In the second half, sales were primarily priced on a benchmark or its equivalent basis.
Operations
2009 attributable production of 172 million tonnes was 12 per cent higher than 2008. The Pilbara system consistently operated at a run-rate in excess of its nameplate capacity of 220 million tonnes per annum (100 per cent basis) during the second half of 2009. This reflected the successful implementation and optimisation of new infrastructure, control systems and recent mine expansions. The Operations Centre in Perth continued to enhance performance as it neared the final stages of construction and ramp-up.

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Work progressed on or ahead of schedule on the Mesa A and Brockman 4 mines to secure the capacity of the Pilbara mines at around 220 million tonnes per annum. Mesa A came onstream in early February 2010 and Brockman 4 is expected to commence production in the second quarter of 2010.
Hamersley
Earnings of $3,283 million were $1,359 million below 2008, due to lower benchmark and spot prices partly offset by higher volumes from the recently completed expansions and lower unit cash costs. Hamersley’s 2009 earnings include a net loss of $19 million at HIsmelt (2008 $56 million net loss), which has been placed on a care and maintenance programme to April 2010, due to depressed global pig iron prices.
Robe River
Earnings of $718 million were $344 million below 2008, attributable to lower benchmark and spot prices, partly offset by higher volumes and lower cash and energy costs.
Iron Ore Company of Canada
Earnings of $112 million were $331 million below 2008, in line with lower prices, a five week summer shutdown and reduced volumes to European and North American customers.
Rio Tinto Brasil
At Corumbá, lower volumes from reduced customer demand coupled with lower prices turned earnings of $44 million in 2008 into a loss of $19 million in 2009.
In September 2009, Rio Tinto completed the sale of the Corumbá operation and the associated river logistics operations in Paraguay for $750 million. The profit on disposal from this divestment has been excluded from underlying earnings.
Dampier Salt
Dampier Salt benefited from higher prices more than offsetting reduced demand from customers translating into earnings of $88 million, $48 million above 2008.
Iron ore projects
Significant expansion work resumed in the Pilbara, including renewed studies towards achieving 330 million tonne per annum capacity by 2015. In India discussions with the Orissa government over the Orissa iron ore project continued. Evaluation work at the Simandou project in Guinea proceeded, as the project strategy and development timeline is evaluated in light of the market outlook.
Aluminium

	2009	2008	Change

Production (Rio Tinto share)
Bauxite (000 tonnes)	30,696	34,987	-12%
Alumina (000 tonnes)	8,815	9,008	-2%
Aluminium (000 tonnes)[1]	3,803	3,981	-4%
Capital expenditure ($ millions)[2]	1,690	2,417	-30%

[1]	Aluminium production for all periods presented excludes production from the Ningxia smelter which was divested in 2009.

[2]	The 2008 capital expenditure figure has been restated to reflect the reclassification of Alcan Engineered Products to Other Operations.

Continues	Page 13 of 39

	Gross sales revenue		Underlying EBITDA		Underlying earnings
US$ millions	2009	2008	2009	2008	2009	2008

Bauxite & Alumina	4,176	7,193	(121)	807	(356)	212
Primary Metal	8,856	14,127	606	3,000	(299)	1,025
Other product group items	541	432	93	193	66	89
Upstream inter-segment	(1,581)	(3,499)	4	23	2	16

Product group operations	11,992	18,253	582	4,023	(587)	1,342
Evaluation projects / other	46	44	12	(87)	9	(71)

Total	12,038	18,297	594	3,936	(578)	1,271

Underlying earnings
In 2009, Rio Tinto Alcan generated a loss of $578 million which was $1,849 million lower than 2008 earnings of $1,271 million. This was principally as a result of lower exchange traded aluminium prices. The overall impact of price was to reduce earnings by $2,577 million compared with 2008. The erosion in aluminium prices was partly offset by a favourable currency movement of $334 million from the strengthening of the US dollar.
Excluding LME and foreign currency movements, 2009 earnings were $445 million higher than the prior year. Restructuring initiatives leading to lower headcount, reduced freight and alloy costs, lower energy and input prices for caustic, pitch and coke and a general reduction in site production costs all contributed to the favourable cost performance. Synergies of $924 million were realised in 2009 with a run rate of $1.1 billion achieved by the end of 2009.
Second half underlying earnings of $111 million compared with a loss of $689 million in the first half of 2009. The turnaround in Aluminium’s earnings was primarily from higher prices which were partly offset by adverse exchange rate movements and higher energy costs. In addition, increased volumes in the second half following an improvement in demand for value-add products, the realisation of further cost savings and the benefit of lower coke and pitch prices also contributed to an improvement in underlying earnings.
Price
The 2009 spot aluminium price averaged $1,665 per tonne, a decline of 35 per cent on 2008. The decline in LME prices that commenced in mid 2008 continued into 2009 with some improvement in the second half of 2009.
Bauxite
2009 bauxite production was 12 per cent lower than 2008. Production at Weipa was down 19 per cent year on year although it increased by 25 per cent in the fourth quarter compared with the third quarter due to rising third party demand.
Alumina
Alumina production was two per cent lower in 2009, following production cuts at the Vaudreuil (Jonquiere) and Gardanne alumina refineries announced in early 2009. These production cuts offset record annual production at the Queensland Alumina, Yarwun, Gove and Sao Luis (Alumar) refineries.
Gove and Alumar continued to ramp up their expansions and presented annual production increases of eight per cent and ten per cent, respectively.
Aluminium
Annual production was four per cent lower than 2008 as production was closed or curtailed due to market conditions. During 2009 Rio Tinto announced the sale of the Ningxia smelter in China, the closure of the Beauharnois smelter in Quebec, the cessation of smelting activities at the Anglesey smelter in Wales and various other curtailments. At the end of 2009 the Aluminium group’s annual run rate of aluminium production was nine per cent lower than at the start of the year.

Continues	Page 14 of 39

Copper

	2009	2008	Change

Production (Rio Tinto share)
Mined copper (000 tonnes)	804.7	698.5	+15%
Refined copper (000 tonnes)	412.4	321.6	+28%
Mined molybdenum (000 tonnes)	11.3	10.6	+7%
Mined gold (000 oz)[1]	1,111	460	+141%
Gross sales revenue ($ millions)	6,206	5,748	+8%
Underlying EBITDA ($ millions)	3,474	2,860	+21%
Underlying earnings ($ millions)	1,866	1,597	+17%
Capital expenditure ($ millions)	553	804	-31%

[1]	Mined gold for all periods presented excludes production from Greens Creek and Cortez, which were divested in 2008.
Prices
The average copper price of 232 cents per pound was 28 per cent below 2008. The gold price averaged $970 per ounce, 11 per cent higher than the prior year, whilst the average molybdenum price was $11 per pound, a decrease of 65 per cent compared with 2008. The total impact of price changes on the Copper product group during 2009, including the effects of provisional pricing movements, was to decrease underlying earnings by $489 million compared with 2008.
The effect of provisional pricing of copper sales resulted in a benefit to underlying earnings of $213 million in 2009, compared to a charge of $207 million in 2008. At the end of 2009 the Group had 267 million pounds of copper sales that were provisionally priced at US 335 cents per pound. The final price of these sales will be determined during the first half of 2010. This compared with 183 million pounds of open shipments at 31 December 2008 provisionally priced at US 133 cents per pound.
Kennecott Utah Copper
Earnings of $818 million were $180 million lower than 2008. Higher volumes of refined copper and gold, lower cash costs and lower energy prices partially compensated for the impact of lower copper and molybdenum prices. Following the decline in the molybdenum market in late 2008, the mining sequence was refocused with a bias for the delivery of copper and gold. Higher production of copper concentrates combined with consistent smelter performance led to higher cathode and precious metals production at the refinery compared with 2008.
Escondida
Earnings of $748 million were $88 million below 2008, principally attributable to lower volumes. Lower copper grades in 2009 and lower mill throughput, following a failure at the Laguna Seca mill in the second half of 2008, resulted in reduced concentrate volumes and higher unit cash costs in 2009. This impact was partly offset by positive provisional pricing adjustments during the year and higher cathode production compared with 2008. A permanent solution was implemented for the Laguna Seca sag mill and it is now operating at full capacity.
Grasberg joint venture
Earnings of $385 million were $381 million above 2008. Rio Tinto’s share of joint venture copper and gold was significantly higher in 2009 compared with 2008 due to improved ore grades, higher volume of ore treated and consequently an increased allocation above the metal strip calculation. There was no gold production allocated to Rio Tinto under the joint venture metal strip share in 2008.

Continues	Page 15 of 39

Palabora
Earnings of $17 million were $32 million below 2008, attributable to lower prices and lower volumes leading to higher unit costs.
Northparkes
Earnings of $53 million were $65 million higher than 2008 in line with a recovery in grades and production and a resultant reduction in unit cash costs. This more than offset the impact of lower copper prices.
Copper projects
Evaluation work at many of the projects, notably La Granja and Keystone (Kennecott Utah Copper options), was considerably scaled back in light of economic conditions during 2009.
In October 2009 Rio Tinto increased its stake in Ivanhoe Mines to 19.7% through the $388 million exercise of the second tranche of its investment. This followed the signing of an Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region, which is expected to start production in 2013 with a five year ramp up to full production.
Energy

	2009	2008	Change

Production (Rio Tinto share)
Coal (million tonnes)
Hard coking coal	7.5	7.4	0%
Other Australian[1]	23.1	22.1	+5%
US	109.5	130.8	-16%
Uranium (000’s pounds)	14,140	14,200	0%
Gross sales revenue ($ millions)	6,709	8,018	-16%
Underlying EBITDA ($ millions)[2]	2,722	4,370	-38%
Underlying earnings ($ millions)[2]	1,420	2,581	-45%
Capital expenditure ($ millions)	686	870	-21%

[1]	Other Australian coal for all periods presented excludes production from the Tarong Coal mine, which was divested in 2008.

[2]	EBITDA and underlying earnings in 2008 included $483 million gain from the sale of the Kintyre uranium project.
Rio Tinto Coal Australia
Earnings of $1,013 million were $708 million below 2008, attributable to lower prices and a change in sales mix partly compensated by a weaker Australian dollar and increased efficiencies.
2009 production of thermal and semi-soft coal was five per cent higher than 2008, primarily attributable to an increase in port allocations.
US Coal
Earnings of $257 million were $110 million above 2008, with improved prices and lower cash costs offsetting the impact of lower volumes in line with Rio Tinto’s reduced ownership.
On 20 November 2009, Rio Tinto completed the initial public offering of Cloud Peak Energy Inc. As a result, Rio Tinto now holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1 per cent interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America and are now managed by Cloud Peak Energy.

Continues	Page 16 of 39

Prior to that, on 1 October 2009 Rio Tinto completed the sale of the Jacobs Ranch mine, which had previously been reported within Rio Tinto Energy America.
The table above reflects the changed shareholdings and includes the 100 per cent owned Colowyo mine.
Uranium markets
Spot price volatility persisted in 2009. Spot demand was relatively high throughout the year, but was met with ample supply, including the emergence on the market of material from US government stockpiles. While pricing conditions in the long-term market remain much stronger than in the spot market, the long-term price indicators continued to drop over the course of the year, and stood at $61 per pound at the year end. Long-term contracting volumes for 2009 were lower than in each of the previous four years, contributing to the price softening. In addition, there was increased competition for new business from juniors and other emerging producers.
Rössing
Earnings of $24 million were $77 million below 2008 attributable to lower realised prices, due to a decline in the uranium price over the year, and adverse exchange rate movements. Earnings recovered in the second half of the year when some sales volumes were deferred from the first half.
Energy Resources of Australia
Earnings of $138 million were $3 million below 2008. Prices continued to benefit from the gradual replacement of legacy contracts with newer contracts written in an environment of higher prices. Production for the period declined by two per cent compared with 2008 following a drop in production in the fourth quarter due to lower mill head grade attributable to mine scheduling.
Diamonds & Minerals

	2009	2008	Change

Production (Rio Tinto share)
Diamonds (000 carats)	14,026	20,816	-33%
Titanium dioxide (000 tonnes)	1,147	1,524	-25%
Borates (000 tonnes)	424	610	-31%
Gross sales revenue ($ millions)	2,618	3,820	-31%
Underlying EBITDA ($ millions)[1]	1,209	1,292	-6%
Underlying earnings ($ millions)[1]	800	474	+69%
Capital expenditure ($ millions)	519	1,283	-60%

[1]	EBITDA and underlying earnings in 2009 included $818 million pre-tax and $797 million post-tax gain from the sale of the undeveloped potash assets in Argentina and Canada.
Diamond markets
Both prices and sales volumes for diamonds have been severely impacted by the global economic downturn. The effect on the rough diamonds market has been exacerbated by the lowering of inventory levels in the diamond pipeline, resulting from reduced global liquidity. However, there was an improvement in prices for rough diamonds in the latter half of 2009.
Diamonds
The diamonds operations incurred a loss of $68 million in 2009, compared with earnings of $137 million in 2008. Lower prices and lower volumes as a result of the global economic slowdown were the main cause. Measures were taken to redress this performance including shutdowns at Argyle and Diavik to balance production with market demand. Following a recovery in market conditions, a scheduled six week winter shutdown at Diavik was cancelled.

Continues	Page 17 of 39

Rio Tinto Iron & Titanium
Rio Tinto Iron & Titanium incurred a loss of $9 million compared with earnings of $295 million in 2008. Lower prices, in particular for metallic co-products, reflected weaker demand across most products. Lower volumes were experienced for zircon, steel and steel-making metallics as customers deferred shipments in order to minimise inventory. Planned maintenance and extended shutdowns were brought forward to mitigate some of the impact of reduced demand.
Rio Tinto Minerals
Earnings of $78 million were $8 million below 2008 with higher prices for selected products nearly compensating for a significant reduction in sales volumes. Minerals production and sales were affected by lower demand in line with reduced economic activity across all major regions.
Diamonds & Minerals projects
The sale of the potash projects in Argentina and Canada in January 2009 generated a post tax gain of $797 million. This has been recognised in Diamonds & Minerals earnings, in line with the Rio Tinto policy of including gains or losses on disposal of undeveloped properties within underlying earnings.
Other Operations
Trading conditions in the Alcan Engineered Products businesses remained difficult during 2009. The global economic downturn resulted in a significant decrease in sales volumes in all sectors leading to higher unit production costs. Wide reaching cost reduction initiatives were introduced across the division including a cut in headcount.
On 1 December 2009, Rio Tinto announced that it had completed the sale of Alcan Composites for $349 million. The Group continues to explore all options for the divestment of the remainder of Alcan Engineered Products.
Central Exploration and Evaluation

	2009	2008	Change

Central exploration (post-tax)	(71)	(201)	-65%
Divestments	76	68	+12%

Post-tax credit / (charge) ($ millions)	5	(133)	+104%

Central exploration expenditure in 2009 (post disposals and post tax) resulted in a credit to underlying earnings of $5 million compared with a charge of $133 million in 2008. During 2009 the Group realised $76 million (post tax) from the divestment of exploration properties compared with $68 million in 2008.
Exploration and evaluation expenditure across the Group was scaled back in 2009, in line with the announcements on the Group’s commitment to reduce controllable operating costs by at least $2.5 billion per annum in 2010.
In the Amargosa district of coastal Brazil, ground-penetrating radar surveys successfully mapped bauxite mineralisation to depths of up to 40m. A combination of drilling and radar surveys will be utilised in 2010 for resource estimation on the project.
On the Orientale iron ore project in northeast DRC, mapping and sampling continued over the Mount Asonga high-grade hematite prospect.

Continues	Page 18 of 39

Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

	Average		Effect on full
	published		year underlying
	price/exchange		earnings
	rate for 2009	10% change	US$m

Copper	232c/lb	+/-23c/lb	268
Aluminium	$1,665/t	+/-$167/t	465
Gold	$970/oz	+/- $97/oz	63
Molybdenum	$11/lb	+/- $1/lb	20
Iron ore		+/-10%	638

Australian dollar	79USc	+/-7.9USc	444
Canadian dollar	88USc	+/-8.8USc	171
South African rand	12USc	+/-1.2USc	43

Continues	Page 19 of 39

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward looking statements
This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continues	Page 20 of 39

For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 850 205
Christina Mills	Tony Shaffer
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7825 275 605	Mobile: +1 202 256 3667

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576 597	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com

Continues	Page 21 of 39

Group income statement
Years ended 31 December

	2009	2008
	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)	44,036	58,065

Continuing operations
Consolidated sales revenue	41,825	54,264
Net operating costs (excluding items shown separately)	(33,818)	(37,641)
Impairment charges (b)	(1,573)	(8,015)
Profits on disposal of interests in businesses (c)	692	2,231
Exploration and evaluation costs	(514)	(1,134)
Profit on disposal of interests in undeveloped projects (d)	894	489

Operating profit	7,506	10,194
Share of profit after tax of equity accounted units	786	1,039

Profit before finance items and taxation	8,292	11,233

Finance items
Net exchange gains/(losses) on external debt and intragroup balances	365	(176)
Net gains/(losses) on derivatives not qualifying for hedge accounting	261	(173)
Interest receivable and similar income	120	204
Interest payable and similar charges	(929)	(1,618)
Amortisation of discount	(249)	(292)

	(432)	(2,055)

Profit before taxation	7,860	9,178
Taxation	(2,076)	(3,742)

Profit from continuing operations	5,784	5,436
Discontinued operations
Loss after tax from discontinued operations (e)	(449)	(827)

Profit for the year	5,335	4,609

— attributable to outside equity shareholders	463	933
— attributable to equity shareholders of Rio Tinto (Net earnings)	4,872	3,676

Basic earnings/(loss) per share (f) (2008 restated)
Profit from continuing operations	301.7c	286.8c
Loss from discontinued operations	(25.5c )	(52.7c )

Profit for the year	276.2c	234.1c

Diluted earnings/(loss) per share (f) (2008 restated)
Profit from continuing operations	300.7c	285.5c
Loss from discontinued operations	(25.4c )	(52.4c )

Profit for the year	275.3c	233.1c

Dividends paid during the year (US$m)	876	1,933
Dividends per share: paid during the year (2008 restated)	55.6c	124.3c
Dividends per share: proposed in the announcement of the results for the year (2008 restated)	45.0c	55.6c
Notes to the income statement
(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$3,197 million (31 December 2008: US$3,801 million) in addition to Consolidated sales revenue (after adjusting for intra-subsidiary/equity accounted units sales). Consolidated revenue includes subsidiary sales to equity accounted units, which are not included in gross sales revenue.

Continues	Page 22 of 39

Notes to the income statement continued
(b)	The impairment charges of US$1,573 million for the year ended 31 December 2009 related mainly to Alcan Engineered Products: US$687 million, the Group’s aluminium businesses: US$304 million, the Group’s diamond businesses: US$525 million and US$57 million in other impairments. All impairments have been measured based upon an assessment of fair value. Alcan Packaging is discussed separately in (e) below.

Of the US$8,015 million included in ‘Impairment charges’ in 2008, US$7,341 million related to the Group’s aluminium businesses and to Alcan Engineered Products. Of this amount, US$6,608 million was allocated to goodwill.

(c)	Profits arising on the disposal of interests in businesses in 2009 relate principally to sales of the Corumba iron ore mine, the Jacobs Ranch coal mine, the sale of 52 per cent of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER) and are partially offset by a loss from the sale of Alcan Composites.

Profits arising on the disposal of interests in businesses in 2008 relate principally to sales of the Cortez gold mine and the Greens Creek mine.

(d)	Profits arising on the disposal of interests in undeveloped projects are stated net of charges of nil (31 December 2008: US$156 million), related to such projects. The profits in 2009 relate principally to the disposal of undeveloped potash assets in Argentina and Canada. The 2008 profits relate principally to the disposal of the undeveloped Kintyre uranium project in Western Australia.

(e)	An impairment of US$318 million (31 December 2008: US$960 million) relating to the Alcan Packaging business has been recognised during the year ended 31 December 2009, and is included in ‘Loss after tax from discontinued operations’. Additionally, ‘Loss after tax from discontinued operations’ of US$449 million (31 December 2008: US$827 million) includes a US$131 million tax charge (31 December 2008: US$133 million tax benefit) relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business.

(f)	For the purposes of calculating basic earnings/(loss) per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,763.6 million (31 December 2008: 1,570.1 million), being the weighted average number of Rio Tinto plc shares outstanding of 1,366.1 million (31 December 2008: 1,207.8 million), plus the weighted average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 397.5 million (31 December 2008: 362.3 million). The profit figure used in the calculation of basic and diluted earnings per share is based on profit for the year attributable to equity shareholders of Rio Tinto.

For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated using the treasury stock method.

The rights issues were at a discount to the then market price. Accordingly, earnings per share for all periods up to the date on which the shares were issued have been adjusted for the bonus element of the issues. The bonus factor for Rio Tinto plc was 1.2105 and for Rio Tinto Limited was 1.2679. The 2008 comparatives for both earnings per share and dividends per share have been restated accordingly. Other information relating to the rights issues is shown in the ‘Rights issues’ note on page 34.

Continues	Page 23 of 39

Group statement of comprehensive income
Years ended 31 December

	2009			2008
	Attributable to			Attributable to
	shareholders	Outside		shareholders	Outside
	of Rio Tinto	interests	Total	of Rio Tinto	interests	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Profit after tax for the year	4,872	463	5,335	3,676	933	4,609

Other comprehensive income
Currency translation adjustment	3,732	429	4,161	(4,383)	(411)	(4,794)
Currency translation on companies disposed of transferred to the income statement	(13)	—	(13)	(2)	—	(2)
Cash flow hedge fair value (losses)/gains:
— Cash flow hedge fair value (losses)/gains	(206)	(107)	(313)	28	6	34
— Cash flow hedge losses transferred to the income statement	16	34	50	245	107	352
— Cash flow hedge gains on companies disposed of transferred to the income statement	(4)	(1)	(5)	—	—	—
Gains/(losses) on revaluation of available for sale securities	357	1	358	(173)	(1)	(174)
Gains on revaluation of available for sale securities transferred to the income statement	(3)	—	(3)	(1)	—	(1)
Actuarial (losses)/gains on post retirement benefit plans	(847)	3	(844)	(1,294)	(20)	(1,314)
Share of other comprehensive income/(expense) of equity accounted units	368	—	368	(283)	—	(283)
Tax relating to components of other comprehensive income	297	24	321	280	(36)	244

Other comprehensive income/(expense) for the year, net of tax	3,697	383	4,080	(5,583)	(355)	(5,938)

Total comprehensive income/(expense) for the year	8,569	846	9,415	(1,907)	578	(1,329)

Continues	Page 24 of 39

Group cash flow statement
Years ended 31 December

	2009	2008
	US$m	US$m

Cash flow from consolidated operations (a)	13,224	19,195
Dividends from equity accounted units	610	1,473

Cash flows from operations	13,834	20,668

Net interest paid	(1,136)	(1,538)
Dividends paid to outside shareholders of subsidiaries	(410)	(348)
Tax paid	(3,076)	(3,899)

Net cash generated from operating activities	9,212	14,883

Cash flows from investing activities
Cash inflow from disposals/acquisitions of subsidiaries, joint ventures & associates	2,028	2,563
Purchase of property, plant & equipment and intangible assets	(5,388)	(8,574)
Sales of financial assets	253	171
Purchases of financial assets	(44)	(288)
Other funding of equity accounted units	(265)	(334)
Other investing cash flows	59	281

Cash used in investing activities	(3,357)	(6,181)

Cash flow before financing activities	5,855	8,702

Cash flows from financing activities
Equity dividends paid to Rio Tinto shareholders	(876)	(1,933)
Proceeds from issue of ordinary shares in Rio Tinto	14,877	23
Proceeds from additional borrowings	5,775	4,697
Repayment of borrowings	(22,195)	(12,667)
Finance lease repayments	(25)	(10)
Receipt from close out of interest rate swaps	—	710
Other financing cash flows	(19)	72

Cash used in financing activities	(2,463)	(9,108)

Effects of exchange rates on cash and cash equivalents	(284)	(101)

Net increase/(decrease) in cash and cash equivalents	3,108	(507)

Opening cash and cash equivalents less overdrafts	1,034	1,541

Closing cash and cash equivalents less overdrafts	4,142	1,034

(a) Cash flow from consolidated operations
Profit from continuing operations	5,784	5,436
Adjustments for:
Taxation	2,076	3,742
Finance items	432	2,055
Share of profit after tax of equity accounted units	(786)	(1,039)
Profit on disposal of interests in businesses	(692)	(2,231)
Impairment charges	1,573	8,015
Depreciation and amortisation	3,427	3,475
Provisions (including exchange losses/(gains) on provisions)	930	265
Utilisation of provisions	(363)	(464)
Utilisation of provision for post retirement benefits	(470)	(448)
Change in inventories	653	(1,178)
Change in trade and other receivables	908	658
Change in trade and other payables	(570)	951
Other items	322	(42)

	13,224	19,195

Continues	Page 25 of 39

Group statement of financial position
At 31 December

	2009	2008
	US$m	US$m

Non-current assets
Goodwill	14,268	14,296
Intangible assets	5,730	6,285
Property, plant and equipment	45,803	41,753
Investments in equity accounted units	6,735	5,053
Loans to equity accounted units	170	264
Inventories	284	166
Trade and other receivables	1,375	1,111
Deferred tax assets	2,231	1,367
Tax recoverable	85	220
Other financial assets	841	666

	77,522	71,181
Current assets
Inventories	4,889	5,607
Trade and other receivables	4,447	5,401
Loans to equity accounted units	168	251
Tax recoverable	501	406
Other financial assets	694	264
Cash and cash equivalents	4,233	1,181

	14,932	13,110

Assets of disposal groups held for sale (a)	4,782	5,325

Total assets	97,236	89,616

Current liabilities
Bank overdrafts repayable on demand	(91)	(147)
Borrowings (b)	(756)	(9,887)
Trade and other payables	(5,759)	(7,197)
Other financial liabilities	(412)	(480)
Tax payable	(1,329)	(1,442)
Provisions	(1,182)	(826)

	(9,529)	(19,979)

Non-current liabilities
Borrowings (b)	(22,155)	(29,724)
Trade and other payables	(591)	(452)
Other financial liabilities	(601)	(268)
Tax payable	(299)	(450)
Deferred tax liabilities	(4,304)	(4,054)
Provision for post retirement benefits	(4,993)	(3,601)
Other provisions	(7,519)	(6,506)

	(40,462)	(45,055)

Liabilities of disposal groups held for sale (a)	(1,320)	(2,121)

Total liabilities	(51,311)	(67,155)

Net assets	45,925	22,461

Capital and reserves
Share capital (c)
— Rio Tinto plc	246	160
— Rio Tinto Limited (excluding Rio Tinto plc interest)	4,924	961
Share premium account	4,174	4,705
Other reserves	14,010	(2,322)
Retained earnings	20,477	17,134

Equity attributable to Rio Tinto shareholders	43,831	20,638
Attributable to outside equity shareholders	2,094	1,823

Total equity	45,925	22,461

Continues	Page 26 of 39

Notes to the statement of financial position
(a)	Assets and liabilities held for sale as at 31 December 2009 and 2008 primarily comprise the Alcan Packaging group, which was acquired with a view to resale and other assets held for sale.

(b)	All of Tranches A and B of the Alcan facility have now been repaid. Facility B of the acquisition facility is a revolving facility of which US$2.1 billion was undrawn at 31 December 2009. On 5 February 2010, in accordance with the acquisition facility agreement, proceeds from the sale of the majority of Alcan Packaging to Amcor were used to cancel US$2.0 billion of the outstanding capacity. At the same time, the Group voluntarily surrendered the remaining US$0.1 billion of the facility.

(c)	At 31 December 2009, Rio Tinto plc had 1,523.9 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue, excluding those held by Rio Tinto plc. As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$12.16 (31 December 2008: US$0.04). The numbers of shares and net tangible assets per share as at 31 December 2008, have been restated for the bonus element of the rights issues.

Continues	Page 27 of 39

Group statement of changes in equity
Years ended
31 December 2009

Attributable to shareholders of Rio Tinto
		Share		Other
	Share	premium	Retained	reserves		Outside	Total
	capital	(b)	earnings	(c)	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	1,121	4,705	17,134	(2,322)	20,638	1,823	22,461
Total comprehensive income for the year (a)	—	—	4,168	4,401	8,569	846	9,415
Currency translation arising from Rio Tinto Limited’s share capital	710	—	—	—	710	—	710
Dividends	—	—	(876)	—	(876)	(410)	(1,286)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(17)	(35)	(52)	—	(52)
Ordinary shares issued	3,339	(531)	3	11,936	14,747	—	14,747
Shares issued to outside interests	—	—	—	—	—	53	53
Subsidiary no longer consolidated	—	—	—	—	—	(218)	(218)
Employee share options and other IFRS 2 charges taken to the income statement (d)	—	—	65	30	95	—	95

Closing balance	5,170	4,174	20,477	14,010	43,831	2,094	45,925

31 December 2008

Attributable to shareholders of Rio Tinto
	Share	Share	Retained	Other		Outside	Total
	capital	premium	earnings	reserves	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	1,391	1,932	19,033	2,416	24,772	1,521	26,293
Total comprehensive loss for the year (a)	—	—	2,742	(4,649)	(1,907)	578	(1,329)
Currency translation arising from Rio Tinto Limited’s share capital	(258)	—	—	—	(258)	—	(258)
Dividends	—	—	(1,933)	—	(1,933)	(348)	(2,281)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	—	(128)	(128)	—	(128)
Ordinary shares issued	—	6	25	—	31	—	31
Own shares purchased and cancelled	(12)	2,767	(2,767)	12	—	—	—
Shares issued to outside interests	—	—	—	—	—	72	72
Employee share options taken to the income statement	—	—	34	27	61	—	61

Closing balance	1,121	4,705	17,134	(2,322)	20,638	1,823	22,461

Continues	Page 28 of 39

Notes to the statement of changes in equity
(a)	Refer to Statement of comprehensive income for further details.

(b)	Charges to share premium in 2009 include underwriting fees and other fees for the Rio Tinto plc rights issue together with the mark-to-market losses from inception to receipt of proceeds on forward contracts taken out by Rio Tinto plc to provide confidence in the absolute dollar proceeds of its rights issue.

(c)	Other reserves include an US$11,936 million merger reserve which represents the difference between the nominal value and issue price of the shares issued under the Rio Tinto plc rights issue.

Other information relating to the rights issues is shown in the ‘Rights issues’ note on page 34.

(d)	Includes IFRS 2 charges arising from the disposal of 26 per cent of the Group’s interest in RBM as part of a Broad Based Black Economic Empowerment (BBBEE) transaction. The discount to fair value arising from this transaction is treated as a share based payment in accordance with IFRIC 8 Scope of IFRS 2 (Share-based Payments) and AC 503 Accounting for BEE Transactions.
Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$597 million at 31 December 2009 (2008: US$752 million).
Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Continues	Page 29 of 39

Reconciliation of Net earnings to Underlying earnings

			Outside	Discontinued	Net	Net
	Pre-tax (i)	Taxation	interests	operations(i)	amount	amount
Exclusions from Underlying	2009	2009	2009	2009	2009	2008
earnings	US$m	US$m	US$m	US$m	US$m	US$m

Profits less losses on disposal of interests in businesses (a)	692	(193)	—	—	499	1,470
Impairment charges (b)	(1,573)	445	25	—	(1,103)	(7,579)
Loss after tax from discontinued operations (b)	—	—	—	(449)	(449)	(827)
Exchange differences and gains/(losses) on derivatives:
— Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	368	(438)	14	—	(56)	960
— Losses on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	(21)	12	18	—	9	(22)
— Gains/(losses) on commodity derivatives not qualifying for hedge accounting (f)	181	(106)	—	—	75	(95)
Chinalco break fee	(195)	13	—	—	(182)	—
Restructuring costs from global headcount reduction (g)	(321)	90	—	—	(231)	(57)
Other exclusions (h)	(56)	86	(18)	—	12	(477)

Total excluded from Underlying earnings	(925)	(91)	39	(449)	(1,426)	(6,627)

Net earnings	7,860	(2,076)	(463)	(449)	4,872	3,676

Underlying earnings	8,785	(1,985)	(502)	—	6,298	10,303

Notes to the reconciliation of Net earnings to Underlying earnings
‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders.
Items (a) to (h) below are excluded from Net earnings in arriving at Underlying earnings.
(a)	Profits arising on the disposal of interests in businesses in 2009 relate principally to sales of the Corumba iron ore mine, the Jacobs Ranch coal mine, the sale of 52 per cent of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER) and are partially offset by a loss from the sale of Alcan Composites.

Profits arising on the disposal of interests in businesses in 2008 relate principally to sales of the Cortez gold mine and the Greens Creek mine.

Profits arising on the disposal of interests in undeveloped projects which in 2009 include gains on the disposal of undeveloped potash assets in Argentina and Canada amounting to US$797 million, net of tax, are not excluded from Underlying earnings. The 2008 profits relate principally to the disposal of the undeveloped Kintyre uranium project in Western Australia.

Continues	Page 30 of 39

Notes to the reconciliation of Net earnings to Underlying earnings continued
(b)	Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects but including discontinued operations.

The impairment charges of US$1,103 million for the year ended 31 December 2009 related mainly to Alcan Engineered Products: US$500 million, the Group’s aluminium businesses: US$212 million, the Group’s diamond businesses: US$348 million, and US$43 million in other impairments. All impairments have been measured based upon an assessment of fair value.

An impairment of US$318 million (31 December 2008: US$960 million) relating to the Alcan Packaging business has been recognised during the year ended 31 December 2009, and is included in ‘Loss after tax from discontinued operations’. This impairment is based on an estimate of fair value less costs to sell, which is based on the Group’s best estimate of expected proceeds to be realised on sale of Alcan Packaging, less an estimate of remaining costs to sell. Additionally, ‘Loss after tax from discontinued operations’ of US$449 million (31 December 2008: US$827 million) includes a US$131 million tax charge (31 December 2008: US$133 million tax benefit) relating to an increase in the Group’s estimate of the tax to be paid on sale of the Alcan Packaging business.

The weak economic environment continued to put downward pressure on the sales prices for these divestment businesses and resulted in the impairment of the Alcan Packaging businesses and Alcan Engineered Products businesses. The impairment charge related to the Group’s aluminium businesses related mainly to the planned closure of certain smelters and was caused by a decrease in short term price assumptions at the date of the impairment review.

The impairment to the Group’s diamond business was caused by weak demand for luxury items and increased input costs.

The impairment charge of US$7,579 million for the year ended 31 December 2008 related mainly to Group’s aluminium businesses: US$6,127 million, and Alcan Engineered Products: US$980 million. This included amounts relating to equity accounted units of US$15 million.

(c)	Exchange gains and losses on US dollar debt and intragroup balances.

The 2009 tax on exchange gains and losses on external debt and intragroup balances includes tax charges on gains on US dollar denominated debt. However, a significant proportion of the pre-tax losses on intragroup balances are not subject to tax.

The 2008 tax on exchange gains and losses on external debt and intragroup balances included a benefit of US$254 million through recovery of tax relating to prior years. It also included tax relief for losses on US dollar denominated debt. The gains on intragroup balances were largely not subject to tax.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

Continues	Page 31 of 39

Notes to the reconciliation of Net earnings to Underlying earnings continued
(g)	During 2009, the Group incurred further restructuring costs relating to the cost savings measures announced in December 2008.

(h)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

During 2008, the Group incurred advisory and other costs related to the rejection by the Board of the pre-conditional takeover proposal from BHP Billiton, which was withdrawn in November 2008. These costs totalled US$270 million (net of tax) in 2008 and have been excluded from Underlying earnings. Other charges excluded from Underlying earnings in 2008 and 2009 comprised of costs relating to acquisitions, disposals and similar corporate projects.

(i)	Exclusions from Underlying earnings relating to equity accounted units and discontinued operations are stated after tax.
Consolidated net debt
Years ended 31 December

	2009	2008
	Net Debt	Net Debt
	US$m	US$m

Analysis of changes in consolidated net debt
Opening balance	(38,672)	(45,191)
Adjustment on currency translation	(2,265)	1,296
Exchange gains/(losses) taken to the income statement	2,222	(1,701)
Gains on derivatives related to net debt	20	105
Cash movement excluding exchange movements (a)	19,909	6,864
Other movements	(75)	(45)

Closing balance	(18,861)	(38,672)

Analysis of closing balance
Borrowings	(22,911)	(39,611)
Bank overdrafts repayable on demand	(91)	(147)
Cash and cash equivalents	4,233	1,181
Other liquid resources (included in ‘Other financial assets’)	73	4
Derivatives related to net debt (included in ‘Other financial assets/liabilities’)	(165)	(99)

Consolidated net debt	(18,861)	(38,672)

(a)	Includes net proceeds of US$14.8 billion from the rights issues which were used to repay debt in July 2009. Further details are given in the ‘Rights issues’ note on page 34.

Continues	Page 32 of 39

Geographical analysis (by destination)
Years ended 31 December

	2009	2008	2009	2008
	%	%	US$m	US$m

Gross sales revenue by destination
China	24.3	18.8	10,691	10,934
North America	23.1	22.4	10,190	12,984
Europe	17.0	24.3	7,498	14,127
Other Asia	13.2	11.1	5,822	6,453
Japan	13.5	15.2	5,921	8,825
Australia and New Zealand	3.4	3.2	1,495	1,877
Other	5.5	5.0	2,419	2,865

Total	100.0	100.0	44,036	58,065

Prima facie tax reconciliation
Years ended 31 December

	2009	2008
	US$m	US$m

Profit before taxation	7,860	9,178
Deduct: share of profit after tax of equity accounted units	(786)	(1,039)

Parent companies’ and subsidiaries’ profit before tax	7,074	8,139

Prima facie tax payable at UK rate of 28%	1,981	2,279
Higher rate of taxation on Australian earnings at 30%	136	226
Impact of items excluded in arriving at Underlying earnings	347	919
Adjustments to deferred tax liabilities following changes in tax rates	(22)	(25)
Other tax rates applicable outside the UK and Australia	113	206
Resource depletion and other depreciation allowances	(132)	(129)
Research, development and other investment allowances	(55)	(72)
Utilisation of previously unrecognised deferred tax assets	(36)	(160)
Unrecognised current year operating losses	105	163
Foreign exchange differences	(167)	197
Withholding taxes	73	95
Non-taxable gains on asset disposals (b)	(208)	—
Other items	(59)	43

Total taxation charge (a)	2,076	3,742

(a)	This tax reconciliation relates to the Group’s parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$491 million (31 December 2008: US$596 million).

(b)	The non-taxable gains on asset disposals relate to the sale of undeveloped potash assets in Argentina.

Continues	Page 33 of 39

Disposals and acquisitions
Disposals
On 23 December 2009, Rio Tinto announced that it had accepted the offer by Amcor for the sale of the Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions, following completion of the required Works Council consultations. The binding offer from Amcor received on 18 August 2009 was for total consideration of US$2,025 million. As noted below in ‘Events after the balance sheet date’, Rio Tinto completed the sale of Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor on 1 February 2010.
On 1 December 2009, Rio Tinto completed the sale of Alcan Composites, part of Alcan Engineered Products, to Schweiter Technologies for total consideration of US$349 million.
On 20 November 2009, Rio Tinto received US$741 million in connection with Cloud Peak Energy Inc’s initial public offering (IPO) and related transactions, comprising US$434 million net proceeds from the sale of part of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER), in connection with Cloud Peak Energy Inc’s IPO of common stock, and a cash distribution by CPER of US$307 million from the proceeds of its debt offering of US$600 million. An additional US$7 million was received as part of a working capital adjustment at 31 December 2009. Rio Tinto retains an interest in CPER of 48 per cent, which is now treated as an equity accounted unit (EAU).
US$660 million of sales proceeds arose from these transactions and US$151 million was received as dividends from an EAU. The sales proceeds comprised the gross IPO proceeds of US$459 million, 52 per cent of the cash distribution by CPER (representing the percentage not retained by the Group) and US$38 million of deferred consideration.
On 1 October 2009, Rio Tinto completed the sale of its Jacobs Ranch coal mine to Arch Coal, Inc. for a final cash consideration of US$764 million.
On 18 September 2009, Rio Tinto completed the sale of its Corumbá iron ore mine and associated river logistics operations to Vale S.A. for a cash consideration of US$750 million.
During the first half of 2009, divestments included US$850 million for the undeveloped potash assets in Argentina and Canada (previously in the Diamonds & Minerals product group) and US$125 million for the Ningxia aluminium smelter in China (previously in the Aluminium product group), which were completed on 5 February 2009 and 26 January 2009 respectively.
Other agreed sales yet to complete include Alcan Packaging Food Americas and Maules Creek (Coal & Allied).
During 2008, Rio Tinto completed divestments comprising the Greens Creek mine in Alaska for US$750 million, its interest in the Cortez operation in Nevada for US$1,695 million and the undeveloped Kintyre uranium project in Western Australia for US$495 million.
Profit on the disposal of interests in undeveloped projects is included in Underlying earnings.
Acquisitions
On 28 October 2009, Rio Tinto completed the second tranche of its private placement investment in Ivanhoe Mines Ltd, increasing its ownership by 9.8 per cent to 19.7 per cent of Ivanhoe’s common shares. The second tranche consists of 46,304,473 common shares at a subscription price of US$8.38 per share for a total consideration of US$388 million.

Continues	Page 34 of 39

There were no other significant acquisitions for the year ended 31 December 2009.
On 5 June 2009, Rio Tinto and BHP Billiton signed an agreement of core principles to establish a production joint venture covering the entirety of both companies’ Western Australian iron ore assets. On 5 December 2009, Rio Tinto and BHP signed binding agreements on the proposed joint venture that cover all aspects of how the joint venture will operate and be governed. Completion of the joint venture had not occurred at 31 December 2009.
There were no significant acquisitions for the year ended 31 December 2008.
Rights issues
The terms of the rights issues were 21 New Rio Tinto plc Shares offered for every 40 existing shares at 1,400 pence per share and 21 New Rio Tinto Limited Shares offered for every 40 existing shares at A$28.29 per share. The rights issues were fully underwritten and were completed on 2 July 2009 and 3 July 2009 respectively. The net proceeds from the rights issues of US$14.8 billion were used to pay down Group borrowings.
Although Rio Tinto plc’s functional currency is the US dollar, the UK element of the rights issue was denominated in sterling. At the time the Group announced its half year results, the offer of rights was treated as a derivative financial liability under IFRS prevailing at that time because the company was not issuing a fixed number of shares for a fixed amount of US dollars (Rio Tinto Limited’s functional currency is the Australian dollar and the Australian element of the rights issue was denominated in Australian dollars so there was no equivalent issue for Rio Tinto Limited). This gave rise to a gain of US$827 million in the Group’s half year income statement. In October 2009, the IASB approved an amendment to IAS 32 which allows the offer of rights to be treated as an equity instrument, provided they are offered pro rata to all shareholders. The EU endorsed this amendment in January 2010 and the gain of US$827 million was therefore reversed in the second half of 2009.
Both Rio Tinto plc and Rio Tinto Limited entered into a series of forward US dollar derivative exchange contracts to minimise exposure to foreign exchange rates and to provide confidence in the absolute dollar proceeds from the rights issues. Proceeds from the rights issues were used for a partial prepayment of the US dollar denominated Alcan acquisition facility. The forward contracts taken out by both companies are accounted for as derivatives. The contracts entered into by Rio Tinto plc to fix the sterling proceeds in US dollars, which is the company’s functional currency, are considered to be, in substance, share issue costs and accordingly, the losses on these contracts from inception to receipt of proceeds have been recognised in equity, within share premium. Rio Tinto Limited’s functional currency is the Australian dollar and, therefore, the losses on the contracts entered into by Rio Tinto Limited have been recognised in the income statement and excluded from Underlying earnings. The losses on Rio Tinto plc and Rio Tinto Limited contracts are included within ‘Other investing cash flows’ in the statement of cash flow.
The rights issues were at a discount to the then market price. Accordingly, earnings per share for all periods up to the date on which the shares were issued, have been adjusted for the bonus element of the rights issues. The bonus factor for Rio Tinto plc was 1.2105 and for Rio Tinto Limited was 1.2679. 2008 comparatives for both earnings per share and ordinary dividends per share have been restated accordingly.

Continues	Page 35 of 39

Events after the balance sheet date
On 29 January 2010, US$2.0 billion of Facility D of the Alcan facility was paid, leaving US$6.5 billion outstanding on the facility at the date of this release.
Rio Tinto completed the sale of Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions to Amcor for a total consideration of US$1,948 million on 1 February 2010. The consideration has been adjusted to exclude the Medical Flexibles operations and to reflect the actual business performance over the past six months. The final consideration remains subject to certain customary post-close adjustments.
On 5 February 2010, in accordance with the acquisition facility agreement, proceeds from the sale of the majority of Alcan Packaging to Amcor were used to cancel US$2.0 billion of the outstanding capacity. At the same time, the Group voluntarily surrendered the remaining US$0.1 billion of the facility.
Accounting policies
The financial information included in this report has been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for the year ended 31 December 2009 and in accordance with: applicable United Kingdom law; applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006); and Article 4 of the European Union IAS regulation.
The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2008, except for IAS 1 — Presentation of financial statements (revised), which is mandatory for 2009 and which has been endorsed by the EU. This standard relate to disclosure only.
In addition, the Group has early adopted an amendment to IAS 32. The amendment permits rights issues to existing shareholders, which allow those shareholders to receive a fixed number of shares at a fixed price in a currency other than the entity’s functional currency, to be classed as equity transactions provided the offer is pro rata to all shareholders. Prior to the amendment, such an offer was treated as giving rise to a derivative liability. As a consequence, the US$827 million gain in the income statement, which arose at the 2009 half year under the previous accounting rules, has been reversed with a corresponding credit to equity.
Status of financial information
This preliminary announcement does not constitute the Group’s full financial statements for 2009. This report is based on accounts which are in the process of being audited and will be approved by the Board and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2009 is unaudited and does not have the status of statutory accounts within the meaning of Section 434 of the Companies Act 2006.
Financial information for the year to 31 December 2008 has been extracted from the full financial statements as filed with the Registrar of Companies. This was prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, financial assets and post-retirement assets and liabilities. This financial information has been restated in this preliminary announcement, in respect of earnings and dividends per share, to reflect the bonus element of the rights issues. The Auditors’ report on the full financial statements for the year to 31 December 2008 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under 237(3) (regarding provision of necessary information and explanations).

Continues	Page 36 of 39

Notes to financial information by business unit
(Pages 9 and 10)
Business units have been classified according to the Group’s management structure. Generally, business units are allocated to product groups based on their primary product. The Energy group includes both coal and uranium businesses. The Diamonds and Minerals product group includes businesses with products such as borates, talc and titanium dioxide feedstock together with diamonds operations. The Copper group includes certain gold operations in addition to copper. The Aluminium group excludes Alcan Engineered Products which is included in ‘Other operations’ and Alcan Packaging which is included in ‘Net assets held for sale’.
The following changes have been made to the way Rio Tinto presents its financial information by business unit during 2009: The Diamonds and Minerals product group has been reinstated alongside the Iron Ore, Copper, Aluminium and Energy product groups. This reflects Rio Tinto’s corporate strategy of investing in and operating large, long-term, cost competitive mines and businesses, driven not by choice of commodity but by the quality of each opportunity. Alcan Engineered Products was reclassified from ‘Aluminium’ to ‘Other Operations’ during the year. Information for 2008 has been reclassified accordingly.
Post retirement assets/(liabilities), net of tax and minorities, which were previously included in Business Units’ operating assets (including equity accounted units), are now classified as central items. 2008 comparatives have been reclassified accordingly.
(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)	Net earnings represent profit after tax for the year attributable to the shareholders of the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount except that, from 2009 onwards, RBM earnings are before charging interest on third party debt. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	Includes Rio Tinto’s interests in Hamersley (100 per cent) and HIsmelt (60 per cent).

(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is, therefore, 53 per cent, net of amounts attributable to outside equity shareholders.

(f)	Rio Tinto completed the sale of its 100 per cent interest in the Corumbá mine, effective 18 September 2009.

(g)	Includes the Alcan group acquired in 2007, excluding Alcan Packaging which is shown as an ‘Asset held for sale’, and excluding Alcan Engineered Products which is shown as part of ‘Other operations’, together with the aluminium businesses previously owned by Rio Tinto.

(h)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

Continues	Page 37 of 39

Notes to financial information by business unit continued
(i)	As a result of the IPO of Cloud Peak Energy Inc., on 20 November 2009, Rio Tinto now holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1 percent interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Rio Tinto completed the sale of its 100 per cent interest in the Jacobs Ranch mine on 1 October 2009. US Coal also includes the Group’s 100 per cent interest in Colowyo mine.

(j)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. The Group owns a 40 per cent interest in Bengalla and an 80 per cent interest in Mount Thorley through its investment in Coal and Allied, giving a beneficial interest in those companies to the Group of 30.3 per cent and 60.6 per cent, respectively.

(k)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(l)	Includes Rio Tinto’s interests in QIT (100 per cent), QMM (80 per cent) and Richards Bay Iron and Titanium (Pty) Limited (RBM) (attributable interest of 37 per cent). RBM’s net earnings for 2009 onwards exclude interest charges on third party debt and its operating assets are shown before deducting net debt.

(m)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent) and Luzenac Talc (100 per cent).

(n)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(o)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are less outside shareholders’ interests, which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment excluding post retirement assets and liabilities (net of tax), is shown.

(p)	Net assets held for sale include Alcan Packaging and other assets held for sale.

Continues	Page 38 of 39

Summary financial data in Australian dollars, Sterling and US dollars

2009	2008	2009	2008		2009	2008
A$m	A$m	£m	£m		US$m	US$m

55,742	67,517	28,048	31,218	Gross sales revenue	44,036	58,065
52,943	63,098	26,640	29,174	Consolidated sales revenue	41,825	54,264
9,949	10,672	5,006	4,934	Profit before tax from continuing operations	7,860	9,178
7,322	6,321	3,684	2,923	Profit for the year from continuing operations	5,784	5,436
(568)	(962)	(286)	(445)	Loss for the year from discontinued operations	(449)	(827)
6,167	4,274	3,103	1,976	Net earnings attributable to Rio Tinto shareholders	4,872	3,676
7,972	11,980	4,011	5,539	Underlying earnings (a)	6,298	10,303
381.9c	333.5c	192.2p	154.2p	Basic earnings per ordinary share from continuing operations (c)	301.7c	286.8c
452.0c	763.0c	227.5p	352.8p	Basic Underlying earnings per ordinary share (a), (c)	357.1c	656.2c
82.97c	139.33c	37.85p	64.91p	Dividends per share to Rio Tinto shareholders — paid	55.6c	124.3c
51.56c	82.97c	28.84p	37.85p	— proposed final dividend	45.0c	55.6c
7,411	10,119	3,729	4,678	Cash flow before financing activities	5,855	8,702

(21,192)	(56,046)	(11,715)	(26,856)	Net debt	(18,861)	(38,672)
49,248	29,910	27,224	14,332	Equity attributable to Rio Tinto shareholders	43,831	20,638

(a)	Underlying earnings exclude impairment charges and other net expenses of US$1,426 million (2008: US$6,627 million), which are analysed in page 29.

(b)	The financial data above has been extracted from the financial information set out on pages 21 to 31. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable restated for the bonus factor of the rights issues.

(c)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue. 2009 earnings per share from continuing operations reflect the bonus element of the rights issues completed in July 2009. 2008 comparatives for both earnings per share and ordinary dividends per share have been restated accordingly.

Continues	Page 39 of 39

Metal prices and exchange rates

						Increase/
		2009		2008		(Decrease)

Metal prices — average for the year

Copper	— US cents/lb		232c		320c	(28%)
Aluminium	— US/tonne	US$	1,665	US$	2,572	(35%)
Gold	— US$/troy oz	US$	970	US$	872	11%
Molybdenum	— US$/lb	US$	11	US$	31	(65%)

Average exchange rates in US$

Sterling			1.57		1.86	(16%)
Australian dollar			0.79		0.86	(8%)
Canadian dollar			0.88		0.94	(6%)
Euro			1.39		1.47	(5%)
South African rand			0.12		0.12	—

Year end exchange rates in US$

Sterling			1.61		1.44	12%
Australian dollar			0.89		0.69	29%
Canadian dollar			0.95		0.82	16%
Euro			1.44		1.41	2%
South African rand			0.14		0.11	27%

Availability of this report
This report is available on the Rio Tinto website (www.riotinto.com).